RIO NARCEA GOLD MINES, LTD.



C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com

NEWS RELEASE

August 22, 2005

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA TO PROCEED WITH DEVELOPMENT OF TASIAST GOLD PROJECT

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to announce that it will commence development of the Tasiast gold mine located in Mauritania, West Africa.

The decision to proceed with the development of Tasiast follows a detailed review by the Company of the basic engineering work by SENET Engineering (South Africa). The primary objective of this review was to optimize the project's economics in light of the significant increases in commodity input prices and general construction costs since the completion of the April 2004 feasibility study. Emphasis has been placed on limiting increases in operating costs, while recognizing the inevitable increase in capital costs. In the result, the total capital expenditure to develop the project is now estimated to be $63.5 million.

The increase in capital expenditures, as compared with the feasibility study, is the result of a number of factors. The most significant are: a $5.8 million increase in the costs for the power plant, which will now operate on heavy fuel oil rather than more costly diesel oil; increases related to the general rise in construction and related input costs, particularly for steel and for ocean shipping; increased costs related to the decision to use a Lump Sum Turn Key contract; and obtaining political risk insurance. Increased freight charges are significant to the Tasiast project as most of the materials necessary for mine development and construction must be sourced and shipped from outside of Mauritania. The use of heavy fuel oil will minimize the impact of higher fuel prices on operating costs.

<u>Financing</u>

Rio Narcea plans to use a combination of its own cash and project debt to finance development of the mine and discussions with banks are well advanced in this regard. Finalization of the project debt arrangements will commence now that this development decision has been made.

<u>Project Timetable</u>

The Company has monitored conditions within Mauritania subsequent to the recent change in government and is satisfied that it should have no impact on its plans for Tasiast. Rio Narcea anticipates a continued excellent working relationship with the Mauritanian authorities, through the new Minister of Mines and his Government Department, who have already advised the

Company of the Government's full and ongoing support for the project. The Company anticipates first production from Tasiast in mid-2007.

Reserves and Planned Production

The Tasiast gold project has measured and indicated resources of approximately 12.07 million tonnes averaging 3.06 g/t gold, or 1.19 million ounces, which includes proven and probable reserves within four open pits of 9.01 million tonnes averaging 3.06 g/t gold, or approximately 886,000 ounces at a gold price of US$370 per ounce. In addition, inferred resources total 12.4 million tonnes averaging 2.25 g/t gold or approximately 899,000 ounces. The mine plan only considers existing proven and probable ore reserves. Mineralization also remains open at depth. As a result there is good potential for extension of the mine life beyond the eight years of current open pit reserves.

Tasiast is forecast to produce an average of 105,000 ounces of gold annually over the current 8-year mine life at a cash operating cost of approximately $240 per ounce. This includes an initial stage of approximately three years during which Tasiast will produce approximately 120,000 ounces annually at a cash cost of approximately $220 per ounce.

Project Economics

With the current proven and probable reserve base (calculated at a $370 gold price) and optimized mine plan, the Tasiast gold project exhibits robust economics. The anticipated internal rate of return ("IRR") and net present value ("NPV") of the project at varying discount rates and gold prices are given below on a non-leveraged basis:

	Gold Price $400 per ounce	Gold Price $450 per ounce
IRR (%)	18.2	28.0
NPV at 0% discount ($ millions)	48.2	79.5
NPV at 5% discount ($ millions)	27.6	51.2
NPV at 10% discount ($ millions)	13.8	32.0

"After a comprehensive review of the original feasibility study and optimization of the Tasiast project's economics, we are pleased to be able to proceed with our first gold project in West Africa. Mauritania hosts a rich but under explored geological environment and with our 16,334 km^2 land position, we are well positioned to assist to unlock further wealth. We take comfort in the assurances of support we have received from the new Mauritanian Government and we look forward to many years of mutually rewarding involvement in the region", said Chris von Christierson, Chairman of Rio Narcea Gold Mines, Ltd.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470   E-Mail: info@rngm.com
Fax: (416) 956 7471   Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.